                        March 3, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549
Attention: Sara Kalin, Esq.

Re:
Long Beach Acceptance Receivables Corp. and Long Beach Acceptance Receivables Corp. II
Form S-3 Shelf Registration Statement,
File No. 333-132202 (formerly filed with respect to Reg. No. 333-130780) (the "Registration Statement")

Dear Ms. Kalin:

We are writing to you in response to the comments that you transmitted to us on February 28, 2006 referring to your letter dated January 27, 2006 relating to the Registration Statement that Long Beach Acceptance Receivables Corp. and Long Beach Acceptance Receivables Corp. II (the "Co-Registrants") filed with the Commission on December 30, 2005. We offer the responses below on behalf of the Co-Registrants and in connection with the amendment to the Registration Statement that is today being filed on Form S-3/A (the "Amended Filing").

References in this document to the "Prospectus Supplement" refer to the Form of Prospectus Supplement and references to the "Base Prospectus" refer to the Prospectus, each as included in the Amended Filing. Page references that cite to these documents refer to the hard copy blacklined versions that we have mailed to you. Except in cases where a different regulation or statute is explicitly cited below, all statutory references in this letter are to Regulation AB.

General

1.  Names of Co-Registrants.

You have correctly pointed out that the Registration Statement was filed under the wrong filing codes. The names of the Co-Registrants were correct on the filing but were filed under Long Beach Acceptance Corp’s code and the code assigned to Long Beach Acceptance Corp. II (which should have been the code assigned to Long Beach Acceptance Receivables Corp. II). We have submitted a name change for the filing codes previously assigned to Long Beach Acceptance Corp. II so that it correctly refers to Long Beach Acceptance Receivables Corp. II. We have re-filed the Registration Statement and filed the Amended Filing under the correct codes for each of the Co-Registrants.

2.  Exchange Act Reporting.

We hereby confirm that (i) each of the Co-Registrants and (ii) each of the issuing entities established by either Co-Registrant that had reporting obligations pursuant to Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") during the twelve months preceding the date on which the Registration Statement was originally filed with the Commission (i.e., December 30, 2005) (the "Relevant Reporting Period"), have been current and timely with their Exchange Act reporting during the Relevant Reporting Period. We note that Annex I to the cover letter that was submitted along with our initial filing of the Registration Statement provides a complete list of the filings made by the Co-Registrants and the referenced issuing entities established by either Co-Registrant during the Relevant Reporting Period.

Sara Kalin, Esq.
March 3, 2006

3.  Material Terms of Finalized Agreements.

We hereby confirm that all material terms of the finalized transaction documents that will govern each transaction that is entered into as a "takedown" offering from the Registration Statement (each, a "Takedown") will either be (i) disclosed in the final prospectus that is filed pursuant to Rule 424 of the Securities Act of 1933 in connection with such Takedown or (ii) filed with the Commission prior to or simultaneously with the filing of such final prospectus for the related Takedown.

4.  Contemplated Assets and Structural Features.

We hereby confirm that the Base Prospectus mentions all assets, credit enhancements and other structural features that the Co-Registrants reasonably contemplate including in a Takedown. The related disclosure in the Base Prospectus has been revised to eliminate the reference to "any other similar agreement or arrangement," pursuant to Rule 409 of the Securities Act of 1933.

5.  Registration Statement Exhibits.

Forms of the Underwriting Agreement, Indenture, Trust Agreement, Sale and Servicing Agreement, Purchase Agreement and Annex A (Defined Terms) that will be entered into in connection with each Takedown have been filed as exhibits to the Amended Filing. The disclosure that is set forth in the Amended Filing has been updated to reflect the terms of these forms of agreements.

Please note that we have provided you with a hard copy of a blackline showing changes that have been made to the form of Sale and Servicing Agreement to comply with Regulation AB.

6.  Certain Relationships and Related Transactions.

We have inserted a new section into the Prospectus Supplement, "Certain Relationships and Related Transactions," to describe the affiliations among the parties, pursuant to Item 1119. We have also inserted a graphic illustration of the transaction structure beginning at page S-4 of the Prospectus Supplement (see paragraph 11, below).

7.  Past Sponsor/Servicer and Trustee Experience.

We believe that the information provided in the Prospectus Supplement under the caption “Static Pool Information” and the form of static pool information provided as Annex II to the cover letter filed in connection with the initial filing of he Registration Statement address Items 1104(c) and 1108(b)(2). We have expanded the disclosure in the Prospectus Supplement under the caption "The Owner Trustee" and "The Indenture Trustee" to provide more specific information regarding the past experience of those entities.

Sara Kalin, Esq.
March 3, 2006

Prospectus Supplement

8.  General.

In response to your comment, we have revised the disclosure on page S-3 of the Prospectus Supplement to remove references suggesting that disclosure in a prospectus supplement might contradict disclosure in the Base Prospectus.

9.  Cover Page.

In response to your comment, we have revised the cover page of the Prospectus Supplement to indicate the aggregate principal amount of the securities offered and the distribution frequency (monthly) of the securities.

10.  Where You Can Find More Information.

We have updated the SEC's address on page S-2 of the Prospectus Supplement.

11.  Summary.

We have inserted graphic illustrations of the flow of funds and of the transaction structure beginning at page S-4 of the Prospectus Supplement.

12.  Use of Proceeds.

In response to your comment, the only payments to be made to warehouse lenders from issuance proceeds are principal repayments and accrued interest payments. The Co-Registrants and the Sponsor have determined that there will not be any expenses incurred in connection with the selection and acquisition of any issuing entity's pool assets that are to be payable from the offering proceeds and have disclosed this on page S-18 of the Prospectus Supplement.

13.  Capitalized Interest Account.

The Co-Registrants and the Sponsor have determined that it is highly unlikely that a capitalized interest account would be used in connection with any of the Takedowns. The Prospectus Supplement and the Base Prospectus have been revised to remove references to such an account.

14.  The Insurer.

The Prospectus Supplement section labeled "The Insurer" has been revised to remove the disclaimer of liability. There are no other similar disclaimers in the Base Prospectus or in the Prospectus Supplement.

15.  Ratings.

We have provided further disclosure on pages S-13 and S-66 of the Prospectus Supplement to describe the manner in which the ratings assigned to the asset-backed securities will be monitored.

Sara Kalin, Esq.
March 3, 2006

Base Prospectus

16.  Summary of Prospectus.

The Base Prospectus and the Prospectus Supplement have been revised to remove all language relating to a revolving period. The Co-Registrants and the Sponsor have determined that it is highly unlikely that there will be a revolving period in connection with any of the Takedowns.

17.  Soft Bullets.

The Co-Registrants and the Sponsor have determined that it is highly unlikely that they would ever incorporate a "soft bullet" feature in a Takedown and have therefore removed all references to that feature from the Base Prospectus.

18.  Indexed Securities.

All references to indexed securities have been removed from the Base Prospectus.

19.  Credit and Cash Flow Enhancements.

We have removed certain items of credit enhancement from the list of possible forms of credit enhancement on pages 37 and 38 of the Base Prospectus and have added general descriptions of each remaining form immediately following the list. As suggested, we have also clarified on pages 23 and 26 that derivative arrangements in any Takedown relating to the Registration Statement will only take the form of an interest rate cap or floor agreement or an interest rate or currency swap agreement.

20.  Credit and Cash Flow Enhancements.

You have asked us to provide a legal analysis as to why arrangements whereby credit enhancement for one series of notes may be used to cover other series of notes are consistent with the definition of "asset-backed security." We note that the definition of "asset backed security" that is set forth in Item 1101(c)(1) provides, in part, that "asset-backed security means a security that is primarily serviced by the cash flows of a discrete pool of receivables or other financial assets, either fixed or revolving, that by their terms convert into cash within a finite time period, plus any rights or other assets designed to assure the servicing or timely distributions of proceeds to the security holders." We understand your request for a legal analysis of this credit enhancement feature to be based on the requirement that the notes be "primarily serviced by the cash flows of a discrete pool of receivables or other financial assets" and your concern that notes relying too heavily on the credit enhancement provided for other unrelated series of notes would not be primarily serviced by their own pool of dedicated receivables.

We believe that securities issued under insured transactions that include a cross-collateralization feature will satisfy the definition of asset-backed security because of the nature of the cashflows that are expected to support those deals in all reasonably foreseeable scenarios. A cross-collateralization feature is used in some of our insured transactions to provide additional support for the insurance provider. The likelihood that securities issued in a Takedown will be serviced by cashflow from a cross-collateralized transaction is remote. The insured transactions are structured to withstand significant losses and include several forms of credit enhancement that all have a higher payment priority than the cross collateralization, such as overcollateralization, spread accounts and excess spread, with the expectation that the assets and credit support related to a securitization will be sufficient to meet all of the issuing entity's payment obligations. In addition to these forms of credit enhancement, the financial guaranty insurance policy guarantees that the obligations of the issuing entity to the securityholders will be met. This insurance policy is another form of credit enhancement and is an important asset of the issuing entity.

Sara Kalin, Esq.
March 3, 2006

Accordingly, the notes will be primarily serviced either by cash collections from the related discrete pool of receivables or by proceeds from the insurance policy, supplemented by the other forms of credit enhancement.

In addition to the foregoing analysis, the Co-Registrants hereby confirm that they will do Takedowns off the Registration Statement only to the extent that they and the Sponsor have first determined that, in all reasonably foreseeable collateral performance and security repayment scenarios, the securities to be issued will be "primarily serviced by the cashflows of [the related] discrete pool of receivables or other financial assets."

Part II

21.  Undertakings.

We have revised the "Undertakings" section of Part II to provide all of the undertakings required by revised Item 512(a).

22.  Signatures.

We have revised the signature block to the Registration Statement so that Michael Pankey, Chief Financial Officer of each of the Co-Registrants, and Maureen Morley, Controller of each of the Co-Registrants, are also signatories.

* * * * *

We look forward to your response on this matter. Please contact our counsel, Howard Schickler of Dewey Ballantine LLP by e-mail at hschickler@dbllp.com, by telephone at (212) 259-7008 or by fax at (212) 259-6333 with any questions or additional comments regarding this Registration Statement.

Very truly yours,

/s/ George S. Ginsberg, Esq.
George S. Ginsberg, Esq.
Executive Vice President and Secretary
Long Beach Acceptance Receivables Corp.
Long Beach Acceptance Receivables Corp. II